Exhibit 99.7

PRESS RELEASE

Advanced Accelerator Applications Appoints Francois Nader, M.D., to Board of Directors

Healthcare Veteran Brings Expertise in Developing Innovative Therapies

May 26, 2016, Saint-Genis-Pouilly, France – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or “the Company”), an international specialist in Molecular Nuclear Medicine (MNM), today announced that Francois Nader, M.D., MBA has joined the Company Board of Directors as an Independent Non-Executive Director.

"Dr. Nader’s guidance and perspective on global clinical development, regulatory, and commercial strategy will be of tremendous benefit as we advance our pipeline of product candidates led by Lu-DOTATATE (Lutathera®) for the treatment of Neuro Endocrine Tumors, a significant unmet medical need,“ stated Stefano Buono, Chief Executive Officer of AAA. “Dr. Nader’s deep biopharmaceutical expertise, coupled with his experience in orphan drug product launches, will be extremely valuable to help guide AAA in its mission to become a leading global player in Molecular Nuclear Medicine."

“I am delighted to join AAA’s Board of Directors. I believe that radiopharmaceuticals could represent a transformative new modality in cancer therapeutics, and I look forward to contributing to the company's growth and success," said Francois Nader, M.D.

Francois Nader, M.D., has over 30 years of experience in the global biopharmaceutical industry in senior operational and scientific roles. From 2008 to 2015, Dr. Nader served as the President and Chief Executive Officer of NPS Pharmaceuticals, Inc. and previously served as Chief Operating Officer in 2007, and Chief Medical and Commercial officer in 2006. During his tenure as CEO, Dr. Nader transformed NPS into a leading global biotechnology company focused on delivering innovative therapies to patients with rare diseases until Shire acquired the company for $5.2B in February 2015. Dr. Nader was recognized as the EY US National Life Science Entrepreneur of the Year® in 2013.

Before joining NPS, Dr. Nader was a venture partner at Care Capital. Prior to that, he served on the North America Leadership Team of Aventis and its predecessor companies holding a number of executive positions in the U.S. and Canada, including Senior Vice President, U.S. integrated healthcare markets and North America medical and regulatory affairs. Previously, he led the global commercial operations at the Pasteur Vaccines division of Rhone-Poulenc. Dr. Nader earned his French Doctorate in Medicine from St. Joseph University in Lebanon in 1981 and his Physician Executive MBA from the University of Tennessee in 2000.

Dr. Nader will be replacing Muriel de Szilbereky, who served as a Director in exemplary fashion from June 2013. The AAA Board will continue to be chaired by Claudio Costamagna, and will consist of eight Directors in total – 7 of which are independent.

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About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine (MNM) products. AAA’s lead therapeutic product candidate, Lutathera, is a novel MNM compound that AAA is currently developing for the treatment of Neuro Endocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 18 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 440 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, U.S. and Canada). In 2015 AAA reported sales of €88.6 million (+26.8% vs. 2014). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information please visit: www.adacap.com

About Molecular Nuclear Medicine (“MNM”)

Molecular Nuclear Medicine is a medical specialty using trace amounts of active substances, called radiopharmaceuticals, to create images of organs and lesions and to treat various diseases, like cancer. The technique works by injecting targeted radiopharmaceuticals into the patient’s body that accumulate in the organs or lesions and reveal specific biochemical processes. Molecular Nuclear Diagnostics employs a variety of imaging devices and radiopharmaceuticals. PET (Positron Emission Tomography) and SPECT (Single Photon Emission Tomography) are highly sensitive imaging technologies that enable physicians to diagnose different types of cancer, cardiovascular diseases, neurological disorders and other diseases in their early stages.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera and our other products or product candidates; our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

AAA Media Relations

Véronique Mermet
Communications Officer

veronique.mermet@adacap.com

Tel: +33 (0)4 50 99 30 70

AAA Investor Relations

Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com

Tel: + 1-212-235-2394

Media enquiries

FTI Consulting

Shauna Elkin

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Tel: +1-212-850-5613

Axess Public Relations (Italy)
Dario Francolino

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